Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: April 22, 2004

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

–	Press Release of April 22, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

By:	/s/ Hermann Küllmer

	Name:	Dr. Hermann Küllmer
	Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke

	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

Dated: April 22, 2004

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.de

ALTANA receives approval to market Alvesco (Ciclesonide) in the United Kingdom

Bad Homburg, Germany, April 22, 2004 — ALTANA AG (NYSE: AAA, FSE: ALT) announced today that the Medicines and Healthcare Products Regulatory Agency (MHRA) in the United Kingdom has granted ALTANA Pharma marketing approval for Alvesco® (Ciclesonide), a lung-activated inhaled corticosteroid with novel release and distribution properties. Alvesco® is indicated as prophylactic treatment of persistent asthma in adults.

The United Kingdom is serving as the Reference Member State for the European Mutual Recognition Procedure that will be initiated to gain marketing approval for Alvesco® in participating countries. This approval of Alvesco® in the UK is another major milestone for ALTANA Pharma. Other approvals will follow, so that patients in many countries can benefit from Alvesco®.

Due to the Alvesco® approval, Prof. Heinz W. Radtke, Head of R&D ALTANA Pharma, will also participate in the upcoming conference call on the results of Q1 2004 (April 29, CEST 3:00 pm).

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include statements regarding the initiation of the Mutual Recognition Procedure across Europe and further expected marketing approvals for Alvesco® in other countries. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to launch new and innovative pharmaceutical products, regulatory decisions of the competent authorities and price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com.

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-168
F + 49 (0) 6172 1712-158

Investor Relations:
P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158

Investor Relations USA:
P +1 212 974 61 92
F +1 212 974 61 90